# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ARK RESTAURANTS CORP, CIK 0000779544
CUSIP: 040712101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 85 FIFTH AVENUE, NEW YORK, New York (NY), 10003-3019
Date of event which requires filing of this statement: 01/07/2025
Filed by CIK 0001914162

## Reporting persons
- Desai Ravi Ramesh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 180,431; shared voting power 0; sole dispositive power 180,431; shared dispositive power 0; aggregate amount beneficially owned 180,431 (5% of the class)

## Item 1. Issuer
Name of issuer: ARK RESTAURANTS CORP
Address of issuer's principal executive offices: 85 FIFTH AVENUE NEW YORK, NEW YORK 10003-3019

## Item 2. Person Filing
Name of person filing: Desai Ravi Ramesh
Address of principal business office or, if none, residence:
1236 ROUTE 46 WEST 2ND FLOOR
PARSIPPANY, New Jersey
07054
Citizenship: Desai Ravi Ramesh - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 180431
Percent of class: 5
Sole power to vote or to direct the vote: Desai Ravi Ramesh - 180431
Shared power to vote or to direct the vote: Desai Ravi Ramesh - 0
Sole power to dispose or to direct the disposition: Desai Ravi Ramesh - 180431
Shared power to dispose or to direct the disposition: Desai Ravi Ramesh - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Desai Ravi Ramesh: Ravi R. Desai, Self (01/07/2025)